O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

April 13, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managed Duration Investment Grade Municipal Fund (“MZF” or the “Fund”)

To the Commission:

On behalf of our client, Karpus Management, Inc., d/b/a Karpus Investment Management, and the other participants in the solicitation (collectively, “Karpus”) electronically transmitted herewith pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 are the preliminary proxy statement, form of proxy and other soliciting materials for Karpus with respect to the Fund’s Annual Meeting of Shareholders. It is intended that the proxy materials will be mailed to stockholders of the Company shortly after filing the definitive version of the proxy statement. Please call the undersigned at (212) 451-2289 (fax (212) 451-2222) with any questions or comments regarding this filing.

Very truly yours,

OLSHAN FROME WOLOSKY LLP
By:	/s/ Adam W. Finerman
Adam W. Finerman, Esq.

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